July 17, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Calyxt, Inc.

Registration Statement on Form S-1 (File No. 333-218924)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Calyxt, Inc. with respect to the effective time of the above-referenced Registration Statement so that it will become effective Wednesday, July 19, 2017, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that, during the period from July 10, 2017 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus, dated July 10, 2017:

To Whom Distributed	Number of Copies
Institutions, Brokers and Other	1,443

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC. JEFFERIES LLC on behalf of themselves and as representatives of the Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Russell Chong
Name:	Russell Chong
Title:	Managing Director

JEFFERIES LLC

By:	/s/ John Haynor
Name:	John Haynor
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]